Mail Stop 3561

January 12, 2007

Mr. Stephen I. Sadove
Chief Executive Officer
Saks Incorporated
750 Lakeshore Parkway
Birmingham, Alabama 35211

> **RE: Saks Incorporated**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2006**
> **Form 10-Q for Fiscal Quarter Ended July 30, 2006**
> **File No. 1-13113**

Dear Mr. Sadove:

        We have reviewed your response to our September 27, 2006 letter and have the following comments.   Please provide us with the additional information requested below so we may better understand your disclosure. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended January 28, 2006

Note 4. Proprietary Credit Card Receivables, page F-16

1. We reviewed your response to comment no. 7 in our September 27, 2006 letter and have the following questions regarding your accounting for these arrangements:

    a. Specifically, please tell us why you are amortizing the deferred the gain on the April 15, 2003 disposition of the proprietary credit card portfolio over the ten-year term of the program agreement rather than over the estimated lives of the customer relationships sold to HSBC.

    b. We note from your response that you receive monthly compensation from HSBC in the form of a flat fee per active account to compensate you for customer service functions and that you also receive monthly payments equal to a percentage of the finance charge income earned by HSBC on the outstanding customer balances to reimburse you for a portion of the cost of maintaining stores that are properly merchandised and staffed. You have stated that you reflect these revenues as reductions of your Selling, General and Administrative (SG&A) costs. Please tell us why you believe it is appropriate to reflect these amounts as reductions of your expenses rather than as revenues.

c. You state in your response that you receive an annual marketing contribution from HSBC which is utilized for the marketing of the proprietary credit cards and that you account for the amount as prepaid marketing and recognize it as an expense reduction as the costs of marketing are incurred. Please clarify whether you record the amount of the annual marketing contribution as a deferred liability when you receive the payment rather than as prepaid marketing. If not, please explain your accounting and include the journal entries you make to record the receipt of the marketing contribution and subsequently as you provide the marketing services. Please tell us what specific marketing services you are required to provide to earn the annual marketing contribution. Please tell us how you are able to specifically identify the marketing costs relating to the provision of these services. Please tell us why you recognize the marketing contribution as an expense reduction as the costs of marketing are incurred rather than recognizing it ratably over the annual period. We note that you have stated that you pay a flat fee to sales associates per new account opening and reflect those amounts in SG&A. Please tell us whether this is a component of the services you are providing under the marketing arrangement.

d. You state that customers in your loyalty program earn rewards based on their spending levels during the annual program period and that you recognize a charge to COS throughout the annual program period equal to the estimated cost of the merchandise that customers will receive when the rewards are redeemed. Please tell us why these amounts are appropriately reflected in COS rather than as reductions of revenue.

As previously requested, please provide your basis in GAAP for your accounting. In preparing your response, please tell us what consideration you gave to the guidance in EITF 00-21 and SAB Topic 13, Revenue Recognition in accounting for each type of compensation received from HSBC and the related costs. For the costs related to your loyalty program, please tell us what consideration you gave to the guidance in EITF 00-22.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, Donna DiSilvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

William H. Thompson
Branch Chief